Exhibit 99.1

November 29, 2021

VIA SEDAR

Re:	Amended Management Information Circular

Please be advised that the management information circular dated November 24, 2021 (the “Circular”) and filed on SEDAR on November 25, 2021 has been re-filed to correct the number of ordinary shares and percentage of outstanding ordinary shares held by Alexander Rabinovich as of November 24, 2021. The correct number of ordinary shares is 11,969,260, which represents 26.60% of the outstanding ordinary shares of Intercure Ltd. No other changes were made to the Circular. The re-filed Circular replaces and supercedes the previously filed Circular.

DATED at Herzliya, Israel, this 29h day of November, 2021

By Order of the Board of Directors

/s/ Alexander Rabinovich
Alexander Rabinovich Chief Executive Officer

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON DECEMBER 30, 2021

To the shareholders of Intercure Ltd.:

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting (the “Meeting”) of the shareholders of Intercure Ltd. (the “Company”) will be held at the offices of the Company’s attorneys, Doron Tikotzky Kantor Gutman Nass & Amit Gross, at 7 Metsada St., B.S.R Tower 4, Bnei Brak, Israel at 3:00 p.m. (Israel Time), Thursday, December 30, 2021.

The agenda of the Meeting, as more particularly described in the accompanying management information circular, will be as follows:

1.	To re-elect Ms. Lennie Michelson Grinbaum to hold office, as an external director of the Company, commencing as of September 4th, 2021 for a period of three (3) years, until September 3rd, 2024.

2.	To re-elect Mr. Gideon Hirschfeld to hold office, as an external director of the Company, commencing as of September 24th, 2021 for a 2021 for a period of three (3) years, until September 23rd, 2024.

3.	To transact such other business as may properly be brought before the Meeting or any adjournment thereof.

The specific details of the matters to be put before the Meeting as identified above are set forth in the accompanying management information circular dated as of November 24, 2021 (the “Circular”), a copy of which will be available on the Company’s SEDAR profile at www.sedar.com.

Only shareholders whose names have been entered in the register of shareholders at the close of business on November 24, 2021 (the “Record Date”) are entitled to notice of, and to vote at, the Meeting and any adjournment or postponement thereof.

Shareholders may attend the Meeting in person or may be represented by proxy. Registered shareholders are encouraged to vote by proxy by following the instructions provided in the enclosed form of proxy and in the Circular. In order to be valid for use at the Meeting, proxies must be deposited not less than 48 hours, excluding Saturdays, Sundays and holidays, prior to the time set for the Meeting or any adjournment(s) or postponement(s) thereof. The deadline for the deposit of proxies may be waived or extended by the chair of the Meeting at his or her discretion without notice. Shareholders who attend the Meeting may revoke their proxies and vote their shares in person.

Non-registered beneficial owners who hold shares in Canada or the United States, whose ordinary shares are registered in the name of a broker, securities dealer, bank, trust company or similar entity (an “Intermediary”) should carefully follow the voting instructions provided by their Intermediary.

Beneficial owners who hold ordinary shares through members of the Tel Aviv Stock Exchange, or the TASE, may either vote their shares in person at the Meeting by presenting a certificate signed by the TASE Clearing House member through which the shares are held, which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings)-2000 as proof of ownership of the shares on the record date, or send such certificate along with a duly executed proxy (in the form filed by us on MAGNA, the distribution site of the Israeli Securities Authority, at www.magna.isa.gov.il), to us at 85 Medinat ha-Yehudim Street, Herzliya, 676670, Israel, Attention: Chief Financial Officer.

DATED at Herzliya, Israel, this 24th day of November, 2021

By Order of the Board of Directors

/s/ Alexander Rabinovich
Alexander Rabinovich Chief Executive Officer

85 Medinat ha-Yehudim Street

Herzliya, 4676670, Israel

MANAGEMENT INFORMATION CIRCULAR

FOR AN EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON DECEMBER 30, 2021

This management information circular (“Circular”) is furnished in connection with the solicitation of proxies by or on behalf of management of the Company. The form of proxy which accompanies this Circular (the “Proxy”) is for use at the extraordinary general meeting (the “Meeting”) of holders (“Shareholders”) of ordinary shares of the Company (the “Ordinary Shares”) to be held on Thursday, December 30, 2021, at 3:00 p.m. Israel time at the offices of the Company’s attorneys, Doron Tikotzky Kantor Gutman Nass & Amit Gross., at 7 Metsada St., B.S.R Tower 4, Bnei Brak, Israel, or at any adjournments thereof.

Throughout this Circular, we use terms such as “Intercure,” “we”, “us”, “our” and the “Company” to refer Intercure Ltd. and terms such as “you” and “your” to refer to our Shareholders.

VOTING INFORMATION

Voting Matters

At the Meeting, Shareholders will vote on the following matters:

1.	To re-elect Ms. Lennie Michelson Grinbaum to hold office, as an external director of the Company, commencing as of September 4th, 2021 for a period of three (3) years, until September 3rd, 2024 (“Proposal 1”).

2.	To re-elect Mr. Gideon Hirschfeld to hold office, as an external director of the Company, commencing as of September 24th, 2021 for a 2021 for a period of three (3) years, until September 23rd, 2024 (“Proposal 2”).

We currently are unaware of any other matters that may be raised at the Meeting. Should any other matters be properly raised at the Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Board Recommendation

Our Board of Directors unanimously recommends that you vote “FOR” Proposal 1 and Proposal 2.

Who Can Vote

Only Shareholders at the close of business on November 24, 2021 shall be entitled to receive notice of and to vote at the Meeting.

How You Can Vote

You can vote your Ordinary Shares by attending the Meeting. If you do not plan to attend the Meeting, the method of voting will differ for Shareholders who hold Ordinary Shares in Israel, Canada and the United States (as described below).

Voting Information for Shareholders Who Hold Ordinary Shares in Israel

Shareholders who hold Ordinary Shares in Israel can vote their Ordinary Shares by attending the Meeting. If you do not plan to attend the Meeting, the method of voting will differ for shares held as a record holder and shares held in “street name” (through a Tel Aviv Stock Exchange, or TASE, member). Record holders of shares will receive proxy cards. Holders of shares in “street name” through a TASE member will also vote via a proxy card, but through a different procedure (as described below).

Shareholders of Record in Israel

If you are a shareholder of record, you can submit your vote by completing, signing and submitting a proxy card, which has been published at www.magna.isa.gov.il, to the Company’s office at 85 Medinat ha-Yehudim Street, Herzliya, 4676670, Israel.

Please follow the instructions on the proxy card.

Shareholders in Israel Holding in “Street Name” through the TASE

If you hold ordinary shares in “street name,” that is, through a bank, broker or other nominee that is admitted as a member of the TASE, your shares will only be voted if you provide instructions to the bank, broker or other nominee as to how to vote, or if you attend the extraordinary meeting in person.

If voting by mail, you must sign and date a proxy card in the form filed by us on MAGNA on November 25, 2021 and attach to it a certificate signed by the TASE Clearing House member through which the shares are held, which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings)-2000 as proof of ownership of the shares on the record date, and return the proxy card, along with the proof of ownership certificate, to the offices of our attorneys, Doron Tikotzky Kantor Gutman Nass & Amit Gross. (Attention: Ronen Kantor, Adv.) located at 7 Metsada st., B.S.R Tower 4, Bnei Brak, Israel, as described in the instructions available on MAGNA.

If you choose to attend the Meeting (where ballots will be provided), you must bring the proof of ownership certificate from the TASE’s Clearing House member through which the shares are held, indicating that you were the beneficial owner of the shares on the record date.

Voting Information for Shareholders Who Hold Ordinary Shares in Canada or the United States

Shareholders who hold Ordinary Shares in Canada or the United States can vote their Ordinary Shares by attending the Meeting. If you do not plan to attend the Meeting, the method of voting will differ for registered and beneficial holders of Ordinary Shares (as described below).

Registered Shareholders in Canada or the United States

Registered holders of Ordinary Shares (“Registered Shareholders”) may vote at the Meeting or may give another person authority to vote at the Meeting on their behalf by appointing a proxyholder. Registered Shareholders must complete, date and sign the Proxy form and return it to the Company’s transfer agent, TSX Trust Company, either: (a) by internet voting at www.astvotemyproxy.com (b) by fax to 416-368-2502, toll free in Canada and the United States of America at 1-866-781-3111; (c) by mail to Proxy Department, TSX Trust Company, P.O. Box 721, Agincourt, Ontario M1S 0A1; or (d) scan the completed and signed Proxy and email it to proxyvote@astfinancial.com. To be valid, Registered Shareholders must ensure the proxy is received at least 48 hours (excluding Saturdays, Sundays and statutory holidays) before the Meeting or the adjournment thereof at which the Proxy is to be used.

Beneficial Shareholders in Canada or the United States

The information set forth in this section is of significant importance if you do not hold Ordinary Shares in your own name. You are a non-registered shareholder or “Beneficial Shareholder” if your shares are held by a nominee, that is, if your Ordinary Shares have been deposited with or held by a bank, a trust company, an investment dealer, a stock broker, a trustee or any other institution.

Under applicable securities legislation, a beneficial owner of securities is a “non-objecting beneficial owner” (or “NOBO”) if such beneficial owner has, or is deemed to have, provided instructions to the intermediary holding the securities on such beneficial owner’s behalf not objecting to the intermediary disclosing ownership information about the beneficial owner in accordance with said legislation, and a beneficial owner is an “objecting beneficial owner” (or “OBO”) if such beneficial owner has or is deemed to have provided instructions objecting to the same.

If you are a NOBO, you received these materials from your intermediary or its agent, and your intermediary is required to seek your instructions as to the manner in which to exercise the voting rights attached to your shares. The voting instruction form that is sent to a NOBO by the intermediary or its agent contains an explanation as to how you can exercise the voting rights attached to your shares, including how to appoint yourself as proxyholder so you can vote at the Meeting. Please read such instructions carefully in order to ensure that your shares are voted at the Meeting.

If you are an OBO, you received these materials from your intermediary or its agent, and your intermediary is required to seek your instructions as to the manner in which to exercise the voting rights attached to your shares. The Corporation will not be paying for intermediaries to deliver to OBOs the proxy-related materials and the relevant voting instruction form. The voting instruction form that is sent to an OBO by the intermediary or its agent should contain an explanation as to how you can exercise the voting rights attached to your shares, including how to appoint yourself as proxyholder so you can vote at the Meeting. Please read such instructions carefully in order to ensure that your shares are voted at the Meeting.

Beneficial Shareholders who have not duly appointed themselves as proxyholder will not be able to vote at the Meeting and may only attend as a guest. If you are a Beneficial Shareholder and wish to vote at the Meeting, you have to appoint yourself as proxyholder, by inserting your own name in the Appointee Section of the voting instruction form you received, returning the completed form in the envelope provided, via facsimile or the internet, and following all of the applicable instructions provided by your intermediary.

Solicitation of Proxies

By appointing “proxies”, Shareholders may vote at the extraordinary meeting whether or not they attend. If a properly executed proxy in the attached form is received by us at least 48 hours prior to the extraordinary meeting, all of the shares represented by the proxy shall be voted as indicated on the form or, if no preference is noted, shall be voted in favor of the matter described above, and in such manner as the holder of the proxy may determine with respect to any other business as may come before the Meeting or any adjournment thereof.

The individuals named in the accompanying form of Proxy are directors and/or officers of the Company. If you are a Shareholder entitled to vote at the Meeting, you have the right to appoint a person or company other than either of the persons designated in the Proxy, who need not be a Shareholder, to attend and act for you and on your behalf at the Meeting. You may do so by inserting the name of that other person in the blank space provided in the Proxy.

Shareholders may revoke their Proxies by:

(a)	executing a Proxy bearing a later date or a written notice of revocation and delivering to either (i) TSX Trust Company, if the Shareholder holds Ordinary Shares in Canada or the United States, or (ii) the address of the registered office of the Company, if the Shareholder holds Ordinary Shares in Israel, at any time before the deadline for receipt of Proxies or, if the Meeting is adjourned, 48 hours (excluding Saturdays, Sundays and statutory holidays) prior to any reconvening thereof, or in any other manner provided by law, or

(b)	personally attending the Meeting or any adjournment of the Meeting and voting the Shareholders’ Ordinary Shares in the manner described in this Circular.

Proxies are being distributed to Shareholders on or about December 9, 2021. The solicitation of proxies in Canada and the United States will be primarily by mail. Certain officers, directors, employees, and agents of ours, none of whom will receive additional compensation therefor, may also solicit proxies by telephone, emails, or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares. We have arranged for intermediaries to forward the meeting materials to Canadian and U.S. beneficial owners of the Ordinary Shares held of record by those intermediaries and we may reimburse the intermediaries for their reasonable fees and disbursements in that regard.

To the extent you would like to submit a position statement with respect to the proposal described in this proxy statement pursuant to the Israeli Companies Law, you may do so by delivery of appropriate notice to the offices of our attorneys, Doron Tikotzky Kantor Gutman Nass & Amit Gross. (Attention: Ronen Kantor, Adv.) located at 7 Metsada st., B.S.R Tower 4, Bnei Brak, Israel, not later than ten days before the convening of the extraordinary meeting. Response of the Board to the position statement may be submitted not later than five days after the deadline for sending the position statement.

Voting by Proxyholder

The Ordinary Shares represented by proxy in the form provided to Shareholders will be voted or withheld from voting by the designated holder in accordance with the direction of the registered shareholder appointing him. If there is no direction by the registered shareholder, those Ordinary Shares will be voted for the election of the external directors as set out in this Circular. The Proxy gives the person named in it the discretion to vote as such person sees fit on any amendments or variations to matters identified in the Notice of Meeting, or any other matters which may properly come before the Meeting. At the time of printing of this Circular, the management of the Company knows of no other matters which may come before the Meeting other than those referred to in the Notice of Meeting.

We encourage Shareholders to vote in advance of the Meeting by Proxy. However, you can also vote your Ordinary Shares by attending the meeting in person. Voting in person can revoke any proxy you completed earlier upon your request.

Multiple Record Shareholders or Accounts

You may receive more than one set of voting materials, including multiple copies of this document and multiple Proxies or voting instruction cards. Shareholders of record whose shares are registered in more than one name will receive more than one Proxy. You should complete, sign, date and return each Proxy and voting instruction card you receive.

Our Board urges you to vote your shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Quorum

At the close of business on November 24, 2021, we had outstanding 44,993,979 Ordinary Shares. Each ordinary share outstanding as of the close of business on the record date is entitled to one vote upon each of the matters to be voted on at the extraordinary meeting.

The quorum required to hold the Meeting consists of at least two Shareholders present in person or by proxy who hold or represent between them at least one-third of the voting rights in the Company. If a half hour has passed from the time set for the Meeting and the legal quorum is not yet present, the Meeting shall be adjourned to the same day in the following week at the same time and place (with no need for any notice to the Shareholders) or until such other later time if we serve notice to the Shareholders no less than seven days before the date fixed for the such adjourned meeting (the “Deferred Meeting”). The legal quorum at the Deferred Meetingnecessary for the matters for which the Meeting was convened shall be two Shareholders who hold and represent at least 10% of the issued and paid-up capital of the Company.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

To the knowledge of management, other than as described in this Circular, no director or executive officer of the Company, no proposed nominee for election as a director of the Company, and no associate or affiliate of any such person, and no other insider of the Company has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS OF VOTING SHARES

At the close of business on November 24, 2021, 44,993,979 Ordinary Shares were issued and outstanding. Each ordinary share outstanding as of the close of business on the record date is entitled to one vote upon each of the matters to be voted on at the Meeting. There are no other voting securities of the Company issued and outstanding.

The record date for the Meeting is November 24, 2021 (the “Record Date”). Shareholders of record at the close of business on the Record Date are entitled to receive notice of the Meeting and to attend and vote at the Meeting. Only Shareholders whose names have been entered in the register of Ordinary Shares on the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting.

To the knowledge of the directors and executive officers of the Company, only the following persons beneficially own, directly or indirectly, or exercise control or direction over voting securities of the Company carrying more than 10% of the voting rights attached to all outstanding Ordinary Shares:

Name	Number of Ordinary Shares	Percentage of Outstanding Ordinary Shares
Alexander Rabinovich	11,969,260	26.60%

PARTICULARS OF MATTERS TO BE CONSIDERED AT THE MEETING

Re-Election of External Directors

In accordance with the Israeli Companies Law (“Companies Law”) and the relevant regulations, we must have at least two external directors who meet the statutory requirements of independence. Under Companies Law, an external director serves for a term of three years, which may be extended for two additional three-year terms. Further, an external director can be removed from office only under very limited circumstances. In addition, under Companies Law, all of the external directors must serve on our audit committee and compensation committee (including one external director serving as the chairman of our audit committee and as the chairman of our compensation committee), and at least one external director must serve on each other committee of our Board.

To qualify as an external director, an individual must meet various independence requirements, including that such individual may not have, and may not have had at any time during the previous two years, any “affiliation” (as defined in the Companies Law) with the company or with certain of its affiliates. In addition, no individual may serve as an external director if the individual’s position or other activities create or may create a conflict of interest with his or her role as an external director.

It is proposed that two external directors be re-elected at the Meeting. Each re-elected external director will hold office for a term of three (3) years commencing as of September 24, 2021, unless his/her office is earlier vacated pursuant to the terms of Companies Law. Each of the nominees will be voted on individually. Each of the nominees has consented to being named as a nominee in this Circular.

THE PERSONS NAMED IN THE FORM OF PROXY INTEND TO VOTE FOR THE ELECTION OF EACH OF THE TWO NOMINEES LISTED BELOW, UNLESS THE SHAREHOLDER HAS SPECIFIED THAT THE ORDINARY SHARES REPRESENTED BY SUCH PROXY ARE TO BE WITHHELD FROM VOTING IN RESPECT THEREOF OR WITHHELD FROM VOTING WITH RESPECT TO ANY INDIVIDUAL NOMINEE.

The following table sets forth the name of each of the persons proposed to be nominated for election as an external director of the Company, all positions and offices in the Company presently held by such nominee, the nominee’s municipality of residence, principal occupation at the present and during the preceding five years, the period during which the nominee has served as a director, and the number and percentage of Ordinary Shares of the Company that the nominee has advised are beneficially owned by the nominee, directly or indirectly, or over which control or direction is exercised, as of the Record Date. The re-election for each director proposed herein will be for a third and final term of three (3) years commencing as of September 4, 2021.

Name and municipality of residence	Office held with Intercure	Served as Director of the Company since	Present principal occupation and positions held	Number of Ordinary Shares beneficially owned, directly or indirectly, or controlled or directed at present	Percentage of voting share owned or controlled
Lennie Grinbaum Ramat Hasharon, Israel	External Director	September 2015	External Director	6,743	0.01%
Gideon Hirschfeld Tel Aviv, Israel	External Director	September 2018	External Director(1)	Nil	Nil

(1) Gideon Hirschfeld provides business development and consulting services for medium-sized businesses.

The following are brief biographies of the above external directors nominated for re-election.

Lennie Michelson Grinbaum

Ms. Lennie Michelson Grinbaum has served on Intercure’s board of directors as an external director since September 2015. Ms. Grinbaum has in depth experience in Contract Research Organisation as a contract specialist and has worked for a subsidiary of a major Israeli financial institution. Ms Grinbaum holds an LLB in Law and a BA in Business from The Interdisciplinary Center Herzliya as well as an MBA specializing in finance from Imperial College London. Ms. Greenbaum serves as an independent director on the Company, and receives directors’ compensation in accordance with the amount prescribed in the Israeli Companies Regulations. The re-election proposed herein will be for a third and final term of three (3) years commencing as of September 4, 2021.

Gideon Hirschfeld

Mr. Gideon Hirschfeld has served on Intercure’s board of directors as an external director since September 2018. Mr. Hirschfeld has extensive experience in business development for various corporation such as Israel Post. Prior to joining Intercure’s board, Gideon initiated joint ventures for technology-based products and services, mainly in the logistics and distribution fields. Mr. Hirschfeld has a proven track record in financial matters related to current operations and short and long-range financial plans. Mr. Hirschfeld holds an MBA degree and MA degree in education as well as 2 BA degrees in international relations and political science from the Hebrew University in Jerusalem. Mr. Hirschfeld serves as an independent director in the Company, and receives directors’ compensation in accordance with the amount prescribed in the Israeli Companies Regulations.

Corporate Cease Trade Orders or Bankruptcies

Other than as set forth below, during the past 10 years, no nominee proposed for election has been a director, chief executive officer or chief financial officer of any company that:

(a)	was subject to a cease trade order or similar order or an order that denied the company access to any exemption under securities legislation for a period of more than 30 consecutive days while the nominee was acting in such capacity; or

(b)	was subject to a cease trade order or similar order or an order that denied the company access to any exemption under securities legislation for a period of more than 30 consecutive days that was issued after the nominee ceased to act in such capacity and which resulted from an event that occurred while the nominee was acting in such capacity.

During the past 10 years, no nominee proposed for re-election has been a director or executive officer of any company that, while the nominee was acting in such capacity, or within a year of the nominee ceasing to act in such capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or director appointed to hold its assets.

Personal Bankruptcies

No nominee proposed for election has, within the 10 years prior to the date of this Circular, become bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or director appointed to hold the assets of the nominee.

Penalties or Sanctions

No nominee proposed for election has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision.

Proposed Resolutions

It is proposed that at the Meeting the following resolutions be adopted:

Proposal 1:

“RESOLVED, that the re-election of Ms. Lennie Michelson Grinbaum as an external director of the Company, commencing on September 4, 2021 for a period of three (3) years, until September 3, 2024 be, and hereby is, approved in all respects.”

Proposal 2:

“RESOLVED, that the re-election of Mr. Gideon Hirschfeld as an external director of the Company, commencing on September 24, 2021 for a period of three (3) years, until September 23, 2024 be, and hereby is, approved in all respects.”

Board Recommendation

Our Board recommends a vote FOR the election of the foregoing external director nominees.

Required Vote

The approval of Proposals 1 and Proposal 2 requires the affirmative vote of simple majority of voting power represented and voting on each proposal in person or by proxy at the Meeting in person or by proxy and voting thereon, and as long as one of following conditions is met:

a.	The majority of shares that voted for the approval of the respective resolution includes at least majority of the shares held by non-controlling and non-interested Shareholders voted at the Meeting (excluding abstain votes); or

b.	The total number of shares of non-controlling and non-interested Shareholders that voted against the approval if the respective resolution does not exceed two percent (2%) of the aggregate voting rights in the Company.

Under the Companies Law, (1) the term “controlling shareholder” means a shareholder having the ability to direct the activities of a company, other than by virtue of being an office holder. A shareholder is presumed to be a controlling shareholder if the shareholder holds 50% or more of the voting rights in a company or has the right to appoint the majority of the directors of the company or its chief executive officer; and (2) a “personal interest” of a shareholder (i) includes a personal interest of any members of the shareholder’s family (or spouses thereof) or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or the CEO, owns at least 5% of the shares or has the right to appoint a director or the CEO but (ii) excludes an interest arising solely from the ownership of our ordinary shares.

The Companies Law requires that each shareholder voting on Proposal 1 and Proposal 2 indicate whether or not the shareholder has a personal interest in the proposed resolution. Otherwise, the shareholder is not eligible to vote on such proposal. As such, in the Proxy attached to this Circular or voting instruction card you will be asked to indicate whether you have a personal interest with respect to the external director in each of Proposal 1 and Proposal 2. If any shareholder casting a vote in connection hereto does not notify us whether or not they have a personal interest with respect to Proposal 1 or Proposal 2, their vote with respect to Proposal 1 or Proposal 2, as applicable, will be disqualified.

If you provide specific instructions with regard to Proposal 1 and Proposal 2, your shares will be voted as you instruct. If you sign and return your Proxy or voting instruction form without giving specific instructions, your shares will be voted in accordance with the recommendations of our Board. The proxy holders will vote in their discretion on any other matters that properly come before the meeting.

If you are a shareholder of record and do not return your proxy card, your shares will not be voted. If you hold shares beneficially in street name, your shares will also not be voted at the meeting if you do not return your proxy card or voting instruction card to instruct your broker how to vote. For all proposals, a broker may only vote in accordance with instructions from a beneficial owner of shares.

Availability of Proxy Materials

Copies of the proxy card and voting instruction card, the Notice of Meeting and this Circular are available at the “Investor Information” portion of our website, https://www.intercure.co/ and on our SEDAR profile at www.sedar.com. The contents of our website do not form part of this Circular.

STATEMENT OF EXECUTIVE COMPENSATION

Executive Officer Compensation

An issuer’s “named executive officers” (“NEOs”) are comprised of its chief executive officer and chief financial officer (or individuals who serve in similar capacities), and its three most highly compensated executive officers, other than the chief executive officer and chief financial officer, whose total compensation is, individually, more than $150,000. The NEOs of Intercure are the following:

Alexander Rabinovich, Director and Chief Executive Officer

Amos Cohen, Chief Financial Officer

Ehud Barak, Chairman of the Board

Rami Levy, Chief Operating Officer of Canndoc

Moshe Gabrilov, Chief Marketing Officer of Canndoc

Israeli Corporate Law Matters Impacting Executive Compensation

Under Companies Law, the compensation of external directors is set in the regulations thereto, and the compensation of directors of a public company requires the approval of the compensation committee, the subsequent approval of the board of directors and, unless exempted under regulations promulgated under Companies Law, the approval of the shareholders at a general meeting. If the compensation of directors is inconsistent with a company’s stated compensation policy, then, those provisions that must be included in the compensation policy according to Companies Law must have been considered by the compensation committee and board of directors, and shareholder approval will also be required, provided that:

●	At least a majority of the shares held by shareholders who are not controlling shareholders and do not have a personal interest in Proposal 1 or Proposal 2, present and voting at such meeting, are voted in favor of the compensation package, excluding abstentions; or

●	The total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in Proposal 1 or Proposal 2 voting against the compensation package does not exceed 2% of the aggregate voting rights in the company.

Companies Law also requires the approval of the compensation of a public company’s executive officers (other than a director and/or the chief executive officer) in the following order: (i) the compensation committee, (ii) the company’s board of directors, and (iii) if such compensation arrangement is inconsistent with the company’s stated compensation policy, the company’s shareholders (by a special majority vote as discussed above with respect to the approval of director compensation). However, if the shareholders of the company do not approve a compensation arrangement with an executive officer that is inconsistent with the company’s stated compensation policy, the compensation committee and board of directors may override the shareholders’ decision if each of the compensation committee and the board of directors provide detailed reasons for their decision.

Under Companies Law, the compensation of a public company’s chief executive officer is required to be approved by: (i) the company’s compensation committee; (ii) the company’s board of directors, and (iii) the company’s shareholders (by a special majority vote as discussed above with respect to the approval of director compensation). However, if the shareholders of the company do not approve the compensation arrangement with the chief executive officer, the compensation committee and board of directors may override the shareholders’ decision if each of the compensation committee and the board of directors provide a detailed report for their decision. The approval of each of the compensation committee and the board of directors should be in accordance with the company’s stated compensation policy; however, in special circumstances, they may approve compensation terms of a chief executive officer that are inconsistent with such policy provided that they have considered those provisions that must be included in the compensation policy according to the Companies Law and that shareholder approval was obtained (by a special majority vote as discussed above with respect to the approval of director compensation). In addition, the compensation committee may waive the shareholder approval requirement with regards to the approval of the engagement terms of a candidate for the chief executive officer position, if they determine that the compensation arrangement is consistent with the company’s stated compensation policy, and that the chief executive officer did not have a prior business relationship with the company or a controlling shareholder of the company and that subjecting the approval of the engagement to a shareholder vote would impede the company’s ability to employ the chief executive officer candidate.

Incentive Compensation

The purpose of our stock option plan (the “Equity Incentive Plan”) is to provide us with a share-related mechanism to attract, retain and motivate qualified directors, employees and consultants, to reward such of those non-employee directors, employees and consultants as may be granted securities under the Equity Incentive Plan by the Board from time to time for their contributions towards our long term goals and success and to enable and encourage such non-employee directors, employees and consultants to acquire Ordinary Shares as long term investments and proprietary interests in Intercure. Please see “Statement of Executive Compensation - Equity Incentive Plan” for a summary of the material terms of the Equity Incentive Plan.

Termination and Change of Control Benefits

For a summary of the termination benefits provided under the NEOs’ employment agreements, please refer to the “Employment Agreements” section below.

Compensation Governance

Under Companies Law, the board of directors of a public company must appoint a compensation committee.

The duties of the compensation committee include the recommendation to the company’s board of directors of a policy regarding the terms of engagement of office holders, to which we refer as a compensation policy and which we are required to adopt under Companies Law. That policy must be adopted by the company’s board of directors, after considering the recommendations of the compensation committee, and will need to be brought for approval by the company’s shareholders, which approval, or a Special Approval for Compensation, requires that either:

●	At least a majority of the shares held by shareholders who are not controlling shareholders and do not have a personal interest in proposals 1 and 2 participating in the vote (excluding abstentions) are voted in favor; or

●	The total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in proposals 1 and 2 and who vote against, does not exceed 2% of the company’s aggregate voting rights.

The compensation committee must be comprised of at least three directors, including all of the external directors, who must constitute a majority of the members of the compensation committee, and one of the external directors must serve as chairman of the committee. Each compensation committee member that is not an external director must be a director whose compensation does not exceed an amount that may be paid to an external director. The compensation committee is subject to the same Companies Law restrictions as the audit committee as to who may not be a member of the committee.

Intercure’s Compensation Committee consists of three (3) members, David Salton, Lennie Grinbaum and Gideon Hirschfeld and assists the Board in determining compensation for Intercure’s directors and officers. The Board has determined that each member of our compensation committee is independent under the Nasdaq Marketplace Rules (and as defined in NI 58-101), including the additional independence requirements applicable to the members of a compensation committee.

In accordance with Companies Law, the roles of the compensation committee are, among others, as follows:

●	Recommending to the board of directors with respect to the approval of the compensation policy for office holders and, once every three years regarding any extensions to a compensation policy that was adopted for a longer period of time;

●	Reviewing the implementation of the compensation policy and periodically recommending to the board of directors with respect to any amendments or updates of the compensation plan;

●	Resolving whether or not to approve arrangements with respect to the terms of office and employment of office holders; and

●	Exempting, under certain circumstances, a transaction with a candidate to the position of chief executive officer from the approval of the general meeting of shareholders.

The Board has adopted a compensation committee charter setting forth the responsibilities of the committee consistent with the Nasdaq Marketplace Rules.

In general, under Companies Law, a public company must have a compensation policy approved by the board of directors after receiving and considering the recommendations of the compensation committee. In addition, the compensation policy must be approved at least once every three years, first, by the Board, upon recommendation of the Compensation Committee, and second, by a majority of the Ordinary Shares present, in person or by proxy, and voted at a shareholders meeting, provided that either:

●	Such majority includes at least a majority of the shares held by shareholders who are not controlling shareholders and do not have a personal interest in such compensation arrangement and who are present and voting (excluding abstentions); or

●	The total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in the compensation arrangement and who vote against the arrangement, does not exceed 2% of the company’s aggregate voting rights.

Pursuant to Companies Law, under special circumstances, the board of directors may approve the compensation policy despite the objection of the shareholders on the condition that the compensation committee and then the board of directors decide, on the basis of detailed arguments and after discussing again the compensation policy, that approval of the compensation policy, despite the objection of the meeting of shareholders, is for the benefit of the company.

The compensation policy must serve as the basis for decisions concerning the financial terms of employment or engagement of office holders, including exculpation, insurance, indemnification or any monetary payment or obligation of payment in respect of employment or engagement. The compensation policy must relate to certain factors, including advancement of the company’s objectives, business plan and long-term strategy, and creation of appropriate incentives for office holders. It must also consider, among other things, the company’s risk management, size and the nature of its operations. The compensation policy must furthermore consider the following additional factors:

●	The education, skills, experience, expertise and accomplishments of the relevant office holder;

●	The office holder’s position, responsibilities and prior compensation agreements with him or her;

●	The ratio between the cost of the terms of employment of an office holder and the cost of the employment of other employees of the company, including employees employed through contractors who provide services to the company, in particular the ratio between such cost, the average and median salary of the employees of the company, as well as the impact of such disparities on the work relationships in the company;

●	If the terms of employment include variable components—the possibility of reducing variable components at the discretion of the board of directors and the possibility of setting a limit on the value of non-cash variable equity-based components; and

●	If the terms of employment include retirement grants—the term of employment or office of the office holder, the terms of his or her compensation during such period, the company’s performance during the such period, his or her individual contribution to the achievement of the company goals and the maximization of its profits and the circumstances under which he or she is leaving the company.

The compensation policy must also include, among others:

●	With regards to variable components:

●	With the exception of office holders who report directly to the chief executive officer, determining the variable components on long-term performance basis and on measurable criteria; however, the company may determine that an immaterial part of the variable components of the compensation package of an office holder’s (or all of the variable components) shall be awarded based on non-measurable criteria, if such amount is not higher than three monthly salaries per annum, while taking into account such office holder contribution to the company; and

●	The ratio between variable and fixed components, as well as the limit of the values of variable components at the time of their grant.

●	A condition under which the office holder will return to the company, according to conditions to be set forth in the compensation policy, any amounts paid as part of his or her terms of employment, if such amounts were paid based on information later to be discovered to be wrong, and such information was restated in the company’s financial statements;

●	The minimum holding or vesting period of variable equity-based components to be set in the terms of office or employment, as applicable, while taking into consideration long-term incentives; and

●	A limit to retirement grants.

Intercure’s compensation policy is designed to promote retention and motivation of directors and executive officers, incentivize superior individual excellence, align the interests of its directors and executive officers with long-term performance and provide a risk management tool. To that end, a portion of an executive officer compensation package is targeted to reflect short and long-term goals, as well as the executive officer’s individual performance. On the other hand, Intercure’s compensation policy includes measures designed to reduce the executive officer’s incentives to take excessive risks that may harm us in the long-term, such as limits on the value of cash bonuses and equity-based compensation, limitations on the ratio between the variable and the total compensation of an executive officer and minimum vesting periods for equity-based compensation.

Summary Compensation Table

The following table sets out information (in thousands of US dollars) concerning the compensation earned by, paid to, or awarded to the NEOs for the year ended December 31, 2020.

					Non-Equity Incentive Plan Compensation
Name and Principal Position	Year	Salary ($)	Share Based Awards ($)	Option Based Awards ($)	Annual Incentive Plans ($)	Long-Term Incentive Plans ($)	All Other Compensation ($)	Total Compensation ($)
Alexander Rabinovich Chief Executive Officer	2020	38	-	-	-	-	-	38
Amos Cohen Chief Financial Officer	2020	160	-	-	-	-	-	160
Ehud Barak Chairman of the Board	2020	86	-	3,086	-	-	-	3,171
Rami Levy Chief Operating Officer (Canndoc)	2020	168	-	-	19	-	-	187
Moshe Gabrilov Chief Marketing Officer (Canndoc)	2020	102	-	-	8	-	-	110

Employment Agreements

(a)	Alexander Rabinovich, CEO and Director

Alexander is not entitled for any payment as a director in Intercure. As Intercure’s main shareholder Alexander’s employment term were approved by the general assembly on February 7, 2019. Alexander’s employment agreement provides for base salary, expenses return according to the Intercure’s policy and is entitled to be included under the director & officer insurance and indemnification letter.

(b)	Ehud Barak, Chairman of the Board

Ehud was appointed as Intercure’s Chairman of the Board in September, 2018 for an indefinite period during which we may terminate the employment agreement, for any reason, by prior notice 60 days or for cause, on 3 days’ prior notice. Ehud may terminate the employment agreement, for any reason, by giving 3 business days ‘advance notice. In addition, Ehud or his survivors will be entitled to a payment of 3 months’ salary, in the event of termination of employment due to death or incapacity for work.

Ehud is entitled for base salary for his employment for agreed 40 monthly hours, agreed amount of Intercure’s options and other social conditions, including provisions under the Pension and Study Fund Law.

(c)	Amos Cohen, Chief Financial Officer

Amos’s employment agreement provides for base salary, an annual performance bonus and benefits. Amos will participate in the Equity Incentive Plan. We may terminate the employment agreement, for any reason, by prior notice of 90 days.

Amos’s employment agreement also contains customary confidentiality and non-disparagement covenants and certain restrictive covenants that will continue to apply following the termination of his employment, including non-competition and non-solicitation provisions which are in effect during Amos’s employment and for the 6 months following the termination of his employment.

(d)	Rami Levi, Chief Operating Officer, Canndoc

Rami’s employment agreement provides for base salary, an annual performance bonus and benefits. Rami will participate in the Equity Incentive Plan. We may terminate the employment agreement, for any reason, by prior notice of 90 days.

Rami’s employment agreement also contains customary confidentiality and non-disparagement covenants and certain restrictive covenants that will continue to apply following the termination of his employment, including non-competition and non-solicitation provisions which are in effect during Rami’s employment and for the 6 months following the termination of his employment.

(e)	Moshe Gabrilov, Chief Marketing Officer, Canndoc

Moshe’s employment agreement provides for base salary, an annual performance bonus and benefits. Moshe will participate in the Equity Incentive Plan. We may terminate the employment agreement, for any reason, by prior notice of 90 days.

Moshe’s employment agreement also contains customary confidentiality and non-disparagement covenants and certain restrictive covenants that will continue to apply following the termination of his employment, including non-competition and non-solicitation provisions which are in effect during Moshe’s employment and for the 6 months following the termination of his employment.

The table below shows (in thousands of US dollars) the incremental payments that would be made to our NEOs under the terms of their employment agreements upon the occurrence of certain events, if such events were to occur immediately following the date of this Circular.

Name and Principal Position	Event	Severance ($)	Other Payments ($)	Total ($)	Following Change of Control
Ehud Barak Chairman	Termination without cause	20	-	20	-
Alexander Rabinovich Chief Executive Officer	Termination without cause	5	-	5	-
Amos Cohen Chief Financial Officer	Termination without cause	63	-	63	-
Rami Levy Chief Operating Officer (Canndoc)	Termination without cause	63	-	63	-
Moshe Gabrilov Chief Marketing Officer (Canndoc)	Termination without cause	63	-	63	-

Outstanding Option-Based Awards

The following table sets out information (in NIS, where applicable) concerning the option-based awards granted to our NEOs outstanding at the year ended December 31, 2020:

	Option-based Awards
Name and Principal Position	Number of securities underlying unexercised options (#)	Option exercise price (NIS)	Option expiration date	Value of unexercised in-the-money options (K-NIS)
Alexander Rabinovich Chief Executive Officer	-	-	-	-
Amos Cohen Chief Financial Officer	-	-	-	-
Ehud Barak Chairman	206,065	8.90	March 31, 2023	11,344
	412,130	13.35		22,226
	412,130	17.80		21,835
Rami Levy Chief Operating Officer (Canndoc)	-	-	-	-
Moshe Gabrilov Chief Marketing Officer (Canndoc)	-	-	-	-

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out, for each of our NEOs, the value of the option-based awards which vested in accordance with their terms during the year ended December 31, 2020. None of the NEOs hold any share-based awards.

Name and Principal Position	Option-Based Awards – Value Vested During the Year (K-NIS)
Alexander Rabinovich Chief Executive Officer	-
Amos Cohen Chief Financial Officer	-
Ehud Barak Chairman	12,312
Rami Levy Chief Operating Officer (Canndoc)	-
Moshe Gabrilov Chief Marketing Officer (Canndoc)	-

Note:

(1)	Reflects the grant date fair value of stock options (determined in accordance with the Black-Scholes valuation model).

Director Compensation

Our objectives regarding director compensation are to follow best practices with respect to retainers and the format and weighting of the cash and equity components of compensation, having regard to the experience and expertise of our Board members and their contributions to the Board.

Under the Companies Law, external directors and non independent director, may be compensated only in accordance with the applicable regulations. These regulations permit the payment of cash compensation within a specified range, based on the size of the company, or cash or equity compensation that is consistent with the compensation paid to the other independent directors.

The total compensation for all non-executive directors is comprised of a cash retainer, plus committee fees in accordance with the Companies Law. In addition to the cash retainer and committee fees, the two Israeli external directors and non independent director (as required by the Companies Law) will be paid meeting fees. We may also issue share options to our directors under our Equity Incentive Plan.

Subject to applicable law, it is expected that the directors will be reimbursed for the reasonable out-of-pocket expenses they incurred in serving as directors.

The non-employee directors and committee members are be paid the following annual retainers:

Position	Type of Fee	Amount Per Year (1)
Member of the Board	Cash Retainer	US$28,000

Note:

(1)	Board members may be entitled to additional per-meeting compensation.

Equity Incentive Plan

Intercure has an Equity Incentive Plan pursuant to which the aggregate number of Ordinary Shares that may be issued under all awards under the Equity Incentive Plan is 6.5% of the fully-diluted Ordinary Shares from time to time. A copy of the Equity Incentive Plan is available on the Company’s SEDAR profile at www.sedar.com.

The Equity Incentive Plan was originally adopted by the Board in March 2015 and is scheduled to expire in March 2025. The Equity Incentive Plan provides for the grant of options to Intercure’s directors, officers, employees, non-employee service providers and controlling shareholders (as defined the Israeli Income Tax Ordinance [New Version], 5721-1961). As of December 31, 2020, options to purchase 5,338,184 Ordinary Shares were outstanding and up to 57,889,128 Ordinary Shares are available for issuance. Of such outstanding options, options to purchase 3,902,202 Ordinary Shares were vested as of December 31, 2020, with a weighted average exercise price of 3.891 NIS per share, and each will expire ten years from the date of grant. In addition, in January 2021, the Board approved the issuance of an additional 4,303,356 options to purchase Ordinary Shares which are not reflected in the above amounts. On August 31, 2021, the Company issued options for Company employees, officers and advisors consisting of 340,170 unlisted options, exercisable into up to 340,170 ordinary Company shares with no par value (91,602 of them relate to ESOP).The Equity Incentive Plan provides for options to be granted at the determination of the Board (which is entitled to delegate its powers under the Equity Incentive Plan to the Compensation Committee), in each case, subject to applicable laws. Upon termination of employment without cause (as defined in the Equity Incentive Plan), in the event of death, retirement or disability, all unvested options will expire and all vested options at the time of termination will generally be exercisable for three months (which may be extended to up to 12 months in the governing option agreement) following such termination, subject to the terms of the Equity Incentive Plan and the governing option agreement. If Intercure terminates an optionee’s employment or engagement for cause (as defined in the Equity Incentive Plan) the optionee’s right to exercise all vested and unvested the options granted to him or her will expire immediately.

In the event that options allocated under the Equity Incentive Plan expire or otherwise terminate, such expired or terminated options can become available following Board approval under the Equity Incentive Plan.

Section 102 of the Israeli Tax Ordinance allows Intercure’s employees, directors and officers who are not controlling shareholders (as such term is defined in the Israeli Tax Ordinance) and are considered Israeli residents to receive favorable tax treatment for compensation in the form of shares or options. Intercure’s non-employee service providers and controlling shareholders may only be granted options under another section of the Israeli Tax Ordinance, which does not provide for similar tax benefits. Section 102 of the Israeli Tax Ordinance includes two alternatives for tax treatment involving the issuance of options or shares to a trustee for the benefit of the grantees and also includes an additional alternative for the issuance of options or shares directly to the grantee. The most favorable tax treatment for the grantees is under Section 102(b)(2) of the Israeli Tax Ordinance, the issuance to a trustee under the “capital gains track.” The Board selected the “capital gains track” for grants to Israeli employees under the Equity Incentive Plan. Under this track, Intercure is not allowed to deduct an expense with respect to the issuance of the options or shares.

Audit Committee Information

Reference is made to the Final Non-Offering Prospectus of Subversive Acquisition LP dated March 12, 2021 (the “Prospectus”), which is incorporated by reference in this Information Circular, for information relating to the Audit Committee of the Company as required under Form 52-110F1. The Prospectus can be accessed under Subversive Acquisition LP’s profile on SEDAR at www.sedar.com.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table summarizes certain information as of December 31, 2020 regarding compensation plans of the Company under which equity securities are authorized for issuance.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (#)	Weighted-average exercise price of outstanding options, warrants and rights (NIS)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in first column) (#)
Equity compensation plans approved by securityholders – N/A	-	-	-
Equity compensation plans not approved by securityholders – Equity Incentive Plan(1)	5,338,184	3.891	57,889,128

Note:

(1)	See “Statement of Executive Compensation – Equity Incentive Plan” above for a description of the material features of the Equity Incentive Plan ). The Equity Incentive Plan was adopted by the Board in March 2015 and did not require securityholder approval. As of December 31, 2020 options to purchase 5,338,184 Ordinary Shares were outstanding and up to 57,889,128 Ordinary Shares are available for issuance. Of such outstanding options, options to purchase 3,902,202 Ordinary Shares were vested as of December 31, 2020, with a weighted average exercise price of 3.891 NIS per share, and each will expire ten years from the date of grant.

DIRECTORS’ AND OFFICERS’ INSURANCE AND INDEMNIFICATION

Intercure maintains a director and officer insurance policy to limit Intercure’s exposure to claims against, and to protect, its directors and officers. In addition, Intercure has entered into indemnification agreements with each of its directors and officers. The indemnification agreements generally require that Intercure indemnify and hold the indemnitees harmless to the greatest extent permitted by law for liabilities arising out of the indemnitees’ service to Intercure as directors and officers (including to the extent they are also director and officers to any of Intercure’s subsidiaries). However, the law in Israel is such that indemnification is provided only in circumstances that the indemnitees acted honestly and in good faith and in a manner the indemnitees reasonably believed to be in, or not opposed to, Intercure’s best interests and, with respect to criminal and administrative actions or proceedings that are enforced by monetary penalty, the indemnitees had no reasonable grounds to believe that his or her conduct was unlawful. The indemnification agreements also provide for the advancement of defence expenses to the indemnitees by Intercure.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

To the knowledge of the management of the Company, neither of the nominee-directors is indebted to the Company, nor were either of these individuals indebted to any other entity which indebtedness was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of management, no informed person (as defined in National Instrument 41-102 – Continuous Disclosure Obligations) of the Company, no proposed nominee for election as an external director of the Company and no known associate or affiliate of any such informed person or proposed nominee, has or has had any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction which has or would materially affect the Company or any of its affiliates.

MANAGEMENT CONTRACTS

To the knowledge of management no directors or officers, nor any of their respective associates or affiliates, has any contract, arrangement or understanding with respect to future employment or the performance of any management functions to the Company or any of its affiliates.

STATEMENT OF CORPORATE GOVERNANCE

Intercure’s Canadian corporate governance disclosure obligations are set out in the Canadian Securities Administrators’ NI 52-110, National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) and National Policy 58-201 – Corporate Governance Guidelines. These instruments set out a series of guidelines and requirements for effective corporate governance (collectively, the “Guidelines”). The Guidelines address matters such as the constitution and independence of corporate boards, the functions to be performed by boards and their committees and the effectiveness and education of Board members. NI 58-101 requires the disclosure by each listed corporation of its approach to corporate governance with reference to the Guidelines. Such Guidelines are applicable to Intercure provided that they do not contravene Companies Law.

Set out below is a description of Intercure’s approach to corporate governance in relation to the Guidelines.

Board of Directors

Following the Meeting, the Board will be comprised of six directors:

Name	Role
Ehud Barak	Chairman of the Board
Alexander Rabinovich	Chief Executive Officer, Director
David Salton	Director
Lennie Grinbaum	External Director
Gideon Hirschfeld	External Director
Alon Granot	Director

The primary function of the Board is to supervise the management of the business and affairs of Intercure, including the responsibility for the strategic planning process, assessing the performance of and overseeing Intercure’s management, the issuance of securities, succession planning, ensuring effective and adequate communication with shareholders, other stakeholders and the public, oversight of Intercure’s internal control and management information systems, corporate governance, director compensation and assessment and approving material transactions and contracts. The Board is also responsible for reviewing the succession plans for Intercure, including appointing, training and monitoring senior management to ensure that the Board and management have the appropriate skills and experience. The Board has appointed an Audit Committee (in order to discuss, among other things, the Company’s corporate governance), and the Compensation Committee (in order to discuss, among other things, the Company’s nominating policies. The Board has delegated to the applicable committee those duties and responsibilities set out in each committee’s charter.

Independence of the Board

NI 58-101 defines an “independent director” as a director who has no direct or indirect material relationship with Intercure. A “material relationship” is in turn defined as a relationship which could, in the view of the Board, be reasonably expected to interfere with such member’s independent judgment. In determining whether a particular director is an “independent director” or a “non-independent director”, the Board considers the factual circumstances of each director in the context of the Guidelines.

Assuming the re-appointment of Gideon Hirschfeld and Lennie Grinbaum at the Meeting, following the Meeting the Board will be comprised of six members, four of whom are “independent directors” within the meaning of NI 58-101. Gideon Hirschfeld, David Salton and Lennie Grinbaum are considered independent for the purposes of NI 58-101.

Meeting in-camera

The Board and committees will meet without management and non-independent directors at meetings of the Board, if considered necessary. These discussions will generally form part of the committee chairs’ reports to the Board. The Chair will chair the meetings and encourage open and candid discussions among the independent directors by providing them with an opportunity to express their views on key topics before decisions are taken.

Succession planning

The Audit Committee’s corporate governance discussions and the Compensation Committee’s discussions provide primary oversight of succession planning for senior management, the performance assessment of Intercure’s officers, and the Chief Executive Officer’s assessments of the other senior officers. From time to time, as appropriate, the Audit Committee may conduct in-depth reviews of succession options relating to senior management positions and, when appropriate, may approve the rotation of senior officers into new roles to broaden their responsibilities and experiences and deepen the pool of internal candidates for senior management positions. The independent directors may participate in the assessment of the officers’ performance every year. The Board will approve all appointments of executive officers.

Board Practices

Our amended and restated articles of association and memorandum (the “Articles”) provide that Intercure may have between five and 11 directors, including directors who serve as external directors under Companies Law. Following the Meeting, the Board will consist of six directors. Other than the external directors, the directors are elected by an ordinary resolution at the annual and/or special general meeting of our Shareholders. Each director who is not an external director will hold office until the next annual general meeting of our Shareholders, unless they are removed by a majority of the shares voted at a general meeting of our Shareholders or upon the occurrence of certain events, in accordance with the Companies Law and the Articles.

In addition, if a director’s office becomes vacant, the remaining serving directors may continue to act in any manner, provided that their number is of the minimal number specified in the Articles. If the number of serving directors is lower than such minimum number, then the Board may only act in an emergency or to fill the office of director which has become vacant pursuant to the Articles, or in order to call a general meeting of our Shareholders for the purpose of electing directors to fill any of the vacancies. In addition, the directors may appoint additional director(s) to fill vacancies of any director who resigned, provided that three quarters of the remaining directors vote in favour of such appointment.

Pursuant to Companies Law and the Articles, a resolution proposed at any meeting of the Board at which a quorum is present is adopted if approved by a vote of a majority of the directors present and voting. A quorum of the Board requires at least a majority of the directors then in office who are lawfully entitled to participate in the meeting. If after half an hour, a quorum is not present, the meeting may be adjourned to a future date as decided by the chairman of the board, and in their absence, the directors present at the meeting, provided that all the directors will receive notice of the adjourned meeting at least 24 hours prior to its proposed time of commencement. The quorum for such adjourned meeting of the board shall be not less than 3 members of the board.

Under Companies Law, the chief executive officer of a public company or their relatives may not serve as the chairman of the Board unless approved by the holders of a majority of the shares of the company represented and voted at the meeting in person or by proxy or written ballot, for periods not exceeding 3 years each time, provided that:

●	at least a majority of the shares of non-controlling shareholders or shareholders that do not have a personal interest in the approval voted in favor (disregarding abstentions); or

●	the total number of shares of non-controlling shareholders or shareholders that do not have a personal interest in the approval voted against the proposal does not exceed 2% of the aggregate voting rights in the company.

In addition, a person subordinated, directly or indirectly, to the chief executive officer may not serve as the chairman of the board of directors; the chairman of the board of directors may not be vested with authorities that are granted to those subordinated to the chief executive officer; and the chairman of the board of directors may not serve in any other position in the company or a controlled company, except as a director or chairman of a controlled company.

In addition, under Companies Law, a minimum of one external director is are required to have financial and accounting expertise. Under applicable regulations, a director with financial and accounting expertise is a director who, by reason of his or her education, professional experience and skill, has a high level of proficiency in and understanding of business accounting matters and financial statements. He or she must be able to thoroughly comprehend the financial statements of the listed company and initiate debate regarding the manner in which financial information is presented. In determining the number of directors required to have such expertise, the board of directors must consider, among other things, the type and size of the company and the scope and complexity of its operations. The Board has determined that Intercure requires at least one director with the requisite financial and accounting expertise pursuant to applicable Israeli regulations. The Board has determined that Alexander Rabinovich, David Salton and Gideon Hirschfeld have the requisite financial and accounting expertise.

External Directors

Under Companies Law, companies incorporated under the laws of the State of Israel that are “public companies” are required to appoint at least two external directors, subject to certain exceptions that are not currently available to Intercure. The appointment of external directors must be made by a general meeting of shareholders no later than three months following the company becoming a “public company”.

A person may not be appointed as an external director if the person is a relative of a controlling shareholder or if on the date of the person’s appointment or within the preceding two years the person or his or her relatives, partners, employers or anyone to whom that person is subordinate, whether directly or indirectly, or entities under the person’s control have or had any affiliation with any of the following, or an affiliated entity: (1) Intercure; (2) any person or entity controlling us on the date of such appointment; (3) any relative of a controlling shareholder; or (4) any entity controlled, on the date of such appointment or within the preceding two years, by Intercure or by a controlling shareholder. If there is no controlling shareholder or any shareholder holding 25% or more of voting rights in the company, a person may not be appointed as an external director if the person has any affiliation to the chairman of the board of directors, the chief executive officer (referred to in Companies Law as a general manager), any shareholder holding 5% or more of the company’s shares or voting rights or the senior financial officer as of the date of the person’s appointment.

The term “controlling shareholder” means a shareholder with the ability, together or with others, to direct the activities of the company, other than by virtue of being an office holder. Without limitation to the above, Israeli Companies Law defines a shareholder as a person who holds twenty-five percent or more of the voting rights in the general meeting of the company if there is no other person who holds more than fifty percent of the voting rights in the company; for the purpose of a holding, two or more persons holding voting rights in a company each of which has a personal interest in the approval of the transaction being brought for approval of the company shall be considered to be joint holders.

The term “affiliation” includes:

●	an employment relationship;

●	a business or professional relationship maintained on a regular basis;

●	control; and

●	service as an office holder, other than as a director for a period of no more than three months during which the company first offered its shares to the public;.

The term “relative” is defined as a spouse, sibling, parent, grandparent, descendant, spouse’s descendant, and the spouse of each of the foregoing.

The term “office holder” is defined as a a director, general manager, chief business manager, deputy general manager, vice-general manager, any person filling any of these positions in a company even if he holds a different title, and any other manager directly subordinate to the general manager.

A person may not serve as an external director if that person is the controlling shareholder’s relative, or if that person’s relative, partner, employer, a person to whom such person is subordinate (directly or indirectly) or any entity under the person’s control, at the date of appointment or during the previous 2 years, has an affiliation with the company, the controlling shareholder of the company, or controlling shareholder’s relative, or to any affiliated entity, or if such person has a business or professional relationship with any entity that has an affiliation, even if such relationship is intermittent (excluding insignificant relationships). Additionally, any person who has received compensation other than compensation permitted under Companies Law may not serve as an external director

No person can serve as an external director if the person’s position or other affairs create, or may create, a conflict of interest with the person’s responsibilities as a director or may otherwise interfere with the person’s ability to serve as a director or if such a person is an employee of the Israeli Securities Authority or of an Israeli stock exchange. If at the time an external director is appointed all current members of the board of directors, who are not controlling shareholders or relatives of controlling shareholders, are of the same gender, then the external director to be appointed must be of the other gender.

According to regulations promulgated under Companies Law, at least one of the external directors is required to have “financial and accounting expertise,” and the other external director or directors are required to have “professional expertise”. An external director may not be appointed for additional terms unless: (1) such director has “accounting and financial expertise” or (2) he or she has “professional expertise,” and on the date of appointment for another term there is another external director who has “accounting and financial expertise” and the number of “accounting and financial experts” on the board of directors is at least equal to the minimum number determined appropriate by the board of directors. Certain exemptions are granted to companies that are “dually listed”.

The regulations promulgated under Companies Law define an external director with requisite professional qualifications as a director who satisfies one of the following requirements: (1) the director holds an academic degree in either economics, business administration, accounting, law or public administration, (2) the director either holds an academic degree in any other field or has completed another form of higher education in the company’s primary field of business or in an area which is relevant to his or her office as an external director in the company, or (3) the director has at least five years of experience serving in any one of the following, or at least five years of cumulative experience serving in two or more of the following capacities: (a) a senior business management position in a company with a substantial scope of business, (b) a senior position in the company’s primary field of business or (c) a senior position in public administration.

Until the lapse of a two-year period from the date that an external director of a company ceases to act in such capacity, the company in which such external director served, and its controlling shareholder or any entity under control of such controlling shareholder may not, directly or indirectly, grant such former external director, or his or her spouse or child, any benefit, including by way of (i) the appointment of such former director or his or her spouse or his child as an officer in the company or in an entity controlled by the company’s controlling shareholder, (ii) the employment of such former director, and (iii) the engagement, directly or indirectly, of such former director as a provider of professional services for compensation, directly or indirectly, including via an entity under his or her control. With respect to a relative who is not a spouse or a child, such limitations only apply for one year from the date such external director ceased to be engaged in such capacity.

The provisions of Companies Law set forth special approval requirements for the election of external directors. External directors must be elected by a majority vote of the shares present and voting at a shareholders meeting, provided that either:

●	such majority includes at least a majority of the shares held by shareholders who are non-controlling shareholders and do not have a personal interest in the election of the external director (other than a personal interest not deriving from a relationship with a controlling shareholder) that are voted at the meeting, excluding abstentions, to which we refer as a disinterested majority; or

●	the total number of shares voted by non-controlling shareholders and by shareholders who do not have a personal interest in the election of the external director, against the election of the external director, does not exceed 2% of the aggregate voting rights in the company.

The initial term of an external director is three years. Thereafter, an external director may be re-elected by shareholders to serve in that capacity for up to two additional three-year terms, provided that:

●	his or her service for each such additional term is recommended by one or more shareholders holding at least 1% of the company’s voting rights and is approved at a shareholders meeting by a disinterested majority, where the total number of shares held by non-controlling, disinterested shareholders voting for such re-election exceeds 2% of the aggregate voting rights in the company. In such event, the external director so reappointed may not be a “Related” or a “Competing Shareholder”, as defined below, or a relative of such shareholder, at the time of the appointment, and is not and has not had any affiliation with a Related or Competing Shareholder, at such time or during the two years preceding such person’s reappointment to serve an additional term as external director. The term “Related” or “Competing Shareholder” means a shareholder proposing the reappointment or a shareholder holding 5% or more of the outstanding shares or voting rights of the company, provided, that at the time of the reappointment, such shareholder, the controlling shareholder of such shareholder, or a company controlled by such shareholder, have a business relationship with the company or are competitors of the company;

●	the external director proposed his or her own nomination, and such nomination was approved in accordance with the requirements described above;

●	his or her service for each such additional term is recommended by the board of directors and is approved at a shareholders meeting by the same majority required for the initial election of an external director (as described above).

The term of office for external directors for Israeli companies traded on certain foreign stock exchanges may be extended indefinitely in increments of additional three-year terms, in each case provided that the audit committee and the board of directors of the company confirm that, in light of the external director’s expertise and special contribution to the work of the board of directors and its committees, the re-election for such additional period(s) is beneficial to the company, and provided that the external director is re-elected subject to the same shareholder vote requirements as if elected for the first time (as described above).

External directors may be removed from office by a special general meeting of shareholders called by the board of directors, which approves such dismissal by the same shareholder vote percentage required for their election, after receiving the board of directors arguments for such removal, or by a court, in each case, only under limited circumstances, including ceasing to meet the statutory qualifications for appointment, or violating their duty of loyalty to the company. If an external directorship becomes vacant and there are fewer than two external directors on the board of directors at the time, then the board of directors is required under the Companies Law to call a shareholders meeting as soon as practicable to appoint a replacement external director.

Each committee of the board of directors that is authorized to exercise the powers of the board of directors must include at least one external director, except that the audit committee and the compensation committee must include all external directors then serving on the board of directors.

External directors may be compensated only in accordance with regulations adopted under Companies Law.

Due to the stringent independence requirements for external directors and because external directors are a statutory requirement under Companies Law, the TSX has granted the Company a waiver from the annual election requirement found in Section 461.1 of the TSX Company Manual and permits the Company to elect its external directors for a term of three years. All other directors of the Company must continue to be elected annually.

Position Descriptions

The Board is responsible for the overall stewardship of Intercure. The Board discharges this responsibility directly and through delegation of specific responsibilities to committees of the Board, the Chairman, and officers of Intercure. The Board has not adopted written position descriptions for the Chairman or the role chairs of each of the committees of the Board, on the basis that the role of the Chairman and the role of the chair of each of the committees of the Board is well understood by all of the directors. Currently, the position of Chief Executive Officer is based upon the role of the Chief Executive Officer carried out at companies of similar size and scope and such role and responsibilitie are well understood by both the CEO and the other directors.

Diversity

Intercure recognizes the importance of diversity at the Board and executive officer levels and intends to engage in an ongoing discussion of the representation of women on the Board and in executive officer positions with the Intercure. Written policies and specific targets or quotas for gender or other diversity representation have not been adopted for the Board or for executive officer positions with Intercure due to the small size of these groups and the need to consider a balance of criteria in each individual appointment. It is important that each appointment to the Board and as an executive officer be made, and be perceived as being made, on the merits of the individual and the needs of Intercure at the relevant time. In addition, targets or quotas based on specific criteria could limit the Board’s ability to ensure that the overall composition of the Board and executive officers meets the needs of Intercure and its shareholders. Furthermore, as required by Companies Law, if at the time an external director is appointed all current members of the board of directors, who are not controlling shareholders or relatives of controlling shareholders, are of the same gender, then the external director to be appointed must be of the other gender. In addition, a director of a company shall not be appointed as an outside director of another company if at such time, a director of the other company is acting as an outside director of the first company.

Currently, as to gender, the Board has one woman director and no women executive officers.

Orientation and Continuing Education

The Audit Committee oversees an appropriate orientation for new Board members in order to familiarize them with Intercure and its business (including Intercure’s reporting and organizational structure, strategic plans, significant financial, accounting and risk issues, compliance programs and policies, management and the external auditors), the role of the Board and its committees and the contribution that an individual director is expected to make to the Board, its committees (as applicable) and Intercure.

In addition, Board members are expected to keep themselves current with industry trends and developments and will be encouraged to communicate with Intercure’s officers and, where applicable, auditors, advisors and other consultants of Intercure. Board members have access to Intercure’s in-house and external legal counsel in the event that they raise any questions or matters relating to the Board members’ corporate and director responsibilities and to keep themselves current with changes in legislation. Board members have full access to Intercure’s records.

Nomination of Directors

The Compensation Committee and the Board as a whole, are responsible for recommending to the Board candidates for election as directors and candidates for appointment to Board committees.

Director Compensation

The Compensation Committee assists the Board in determining compensation for Intercure’s directors and officers. The Compensation Committee consists of three (3) members, David Salton, Lennie Grinbaum and Gideon Hirschfeld and assists the Board in determining compensation for Intercure’s directors and officers. The Board has determined that each member of the Compensation Committee is independent under the Nasdaq Marketplace Rules (and as defined in NI 58-101), including the additional independence requirements applicable to the members of a compensation committee. Please see “Compensation Governance” above for a description of the role of the Compensation Committee.

Ethical Business Conduct

The Board has adopted a Code of Business Conduct and Ethics for Intercure’s directors, officers and employees that sets out the Board’s expectations for the conduct of such persons in their dealings on behalf of Intercure.

Insider Trading Policy

The Board has adopted a customary policy relating to the trading in securities of Intercure by directors, executive officers, employees and other insiders of Intercure and its subsidiaries.

Committees of the Board

The Board has two committees, namely the Audit Committee and Compensation Committee.

ADDITIONAL INFORMATION

Financial information is provided in the Company’s comparative financial statements and the Company’s MD&A for the year ended December 31, 2020. Copies of the Company’s financial statements for the year ended December 31, 2020, together with the auditors’ report thereon, the MD&A, and this Information Circular are available upon written request to the Company (at 85 Medinat ha-Yehudim Street Herzliya, 4676670, Israel, Attention: Chief Financial Officer). The Company may require payment of a reasonable charge if the request is made by a person who is not a Shareholder. These documents and additional information relating to the Company is available on SEDAR at www.sedar.com.

AUDITORS, REGISTRAR AND TRANSFER AGENT

The current auditors of the Corporation are Somech Chaiykin – KPMG Israel.

The registrar and transfer agent for the Company is TSX Trust Company, 1 Toronto Street, Suite 1200 Toronto, ON M5C 2V6.

REPORTING REQUIREMENTS

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended, or Exchange Act, applicable to foreign private issuers. We fulfill these requirements by filing reports with the Securities and Exchange Commission, or Commission. Our filings with the Commission may be inspected without charge at the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the Commission at 1-800-SEC-0330. Our filings are also available to the public on the Commission’s website at http://www.sec.gov and on our SEDAR profile at www.sedar.com.

As a foreign private issuer, we are exempt from the rules under the Securities Exchange Act, or Exchange Act of 1934, as amended, related to the furnishing and content of proxy statements. The circulation of this notice and management information circular should not be taken as an admission that we are subject to the proxy rules under the Exchange Act.

OTHER BUSINESS

Other than as set forth above, as of the mailing of this Circular, management knows of no business to be transacted at the Meeting, but, if any other matters are properly presented at the Meeting, the persons named in the attached form of proxy will vote upon such matters in accordance with their best judgment.

BOARD APPROVAL

The contents of this Circular have been approved and its mailing authorized by the directors of the Company.

DATED at Herzliya, Israel, this 24th day of November, 2021

By Order of the Board of Directors

/s/ Alexander Rabinovich
Alexander Rabinovich Chief Executive Officer

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